                                                                EXHIBIT 4

                          COMPENSATION OF DIRECTORS


        The Company pays each director who is not an employee of the Company a director's fee of $2,500 per year. The Outside Directors' Option Plan (the "Directors' Plan") provides for an annual non-discretionary grant of an option to purchase 1,000 shares (2,500 shares if the director has not previously received an option under the Directors' Plan) to each nonemployee director of the Company, who is a director immediately after each Annual Meeting of Shareholders. The exercise price of such options is equal to the closing price of the Company's Common Stock on the date of grant. The options are immediately exercisable and expire five years from the date of grant, subject to earlier cancellation upon termination as a director. The Company does not compensate employee directors for service on the Board of Directors.

        Two members of the Board of Directors received additional compensation from the Company during the fiscal year ended January 31, 1997. The Company paid Mr. Thole $2,500 for services as the Company's Secretary. The Company paid Mr. Rains a total salary of $24,231 and granted Mr. Rains a five-year, immediately exercisable option to purchase up to 15,000 shares of the Company's Common Stock at an exercise price of $2.75 per share. Mr. Rains received this compensation in consideration for his service as the Company's Interim Chief Operating Officer from November 1996 through February 1997. The Company has also agreed to employ Mr. Rains on a part-time basis and to pay him an annual salary of $25,000 for services to be rendered in connection with various projects of the Company during the fiscal year ending January 31, 1998.

             EMPLOYMENT AGREEMENT, TERMINATION OF EMPLOYMENT AND
                        CHANGE-IN-CONTROL ARRANGEMENTS


        The Company entered into an employment agreement with Calvin S. Krupa on June 20, 1989, as amended on March 31, 1990 and January 3, 1992 (the "Employment Agreement"). The Employment Agreement provides for an annual salary to be set by the Compensation Committee, discretionary bonuses as determined by the Compensation Committee and other employment benefits. Pursuant to the Employment Agreement, Mr. Krupa must give 90 days notice prior to termination and is subject to a one year covenant not to compete. Mr. Krupa's Employment Agreement also provides for serverance pay in the amount equal to three years' base salary in effect on the date of termination if: (i) the Company terminates him for any reason other than "for cause" as defined in the Employment Agreement, or if such termination occurs "for cause," during the 18 months following a "change in control," as defined in the Employment Agreement, or (ii) Mr. Krupa voluntarily terminates his employment within 18 months after a "change in control." These amounts are payable, at the option of Mr. Krupa, in a lump sum or in semi-monthly installments.

        The Company and Bradley C. Yopp are parties to a Change of Control Termination Agreement dated February 25, 1995 (the "Change of Control Agreement"). The Change of Control Agreement provides that following a "change in control termination" the Company will pay Mr. Yopp a lump sum payment in an amount equal to two times Mr. Yopp's annual compensation. A "change in control termination" means a termination within one year of a change of control by the Company or its successors or a termination by Mr. Yopp for "good reason" as defined in the Change of Control Agreement. The amount payable to Mr. Yopp under the Change of Control Agreement is subject to certain limitations set forth in the Internal Revenue Code.

           COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION


        INTRODUCTION. This report is provided by the Compensation Committee of the Board of Directors of the Company (the "Committee"). The Committee, which consists solely of non-employee directors, is responsible for establishing and administering the Company's executive compensation program. The members of the Committee do not receive awards under the Company's incentive compensation programs. The Compensation Committee met in September 1996 to set annual compensation and to award bonuses to the Company's executive officers based on the Company's results for the fiscal year ended January 31, 1996.

        COMPENSATION PROGRAM. The Committee is responsible for establishing, implementing and monitoring the Company's executive compensation program. The

Company's current executive compensation program involves a combination of base salary, performance-based bonuses and long-term incentive awards. Base salaries are intended to attract and retain highly-qualified executives. Bonuses to executive officers are intended to reward short-term performance of the executive officer and the Company. Grants of stock options by the Company are intended to encourage and reward executive officers based upon the Company's long-term performance and to provide executive officers with a financial interest in the success of the Company, which aligns the executive officers' interests with the interests of the Company's shareholders.

        BASE SALARY. The philosophy of the Committee is to set base salaries for each of the executive officers of the Company at appropriate levels for the relative positions of the officer and the duties of the position. The Committee has the authority to determine the salaries of the Company's Chief Executive Officer and other executive officers, subject to the terms of pre-existing employment agreements The Committee believes that there should be little change from year to year in the base salary of the executive officers other than increases due to: (i) growth of the Company's sales; (ii) growth in responsibility of the position; or (iii) cost of living increases. The Committee believes that additional compensation above base levels should be by bonus based on individual performance and the financial performance of the Company.

        PERFORMANCE-BASED BONUSES. Payment of bonuses to officers of the Company is determined based upon the Company's financial results.

        LONG-TERM INCENTIVE AWARDS. The Company's long-term incentive program consists of stock option grants which encourage achievement of long-term goals and objectives consistent with enhancing shareholder value. Awards of stock options provide executives with increased motivation and incentive to exert their best efforts on behalf of the Company by increasing their personal stake in the Company's success through the opportunity to acquire a greater equity interest in the Company and to benefit from appreciation in the value of the Company's stock. All stock options granted to executive officers have an exercise price of not less than the market value of the Company's Common Stock on the date of grant, thereby ensuring that any value derived from such options is dependent upon subsequent increases in share value which will be realized by shareholders generally. Executives generally must be continually employed in order for stock options to vest and become exercisable.

        COMPENSATION OF THE CHIEF EXECUTIVE OFFICER. When it met in September 1996, the Committee determined that Mr. Krupa would not receive a salary increase, which means that Mr. Krupa's annual salary will continue to be $291,500, as set in July 1995, and that he would not receive any bonus payment based on the Company's performance during the fiscal year ended January 31, 1996. Mr. Krupa was awarded options to purchase up to 20,000 shares of the Company's Common Stock exercisable at a price equal to the fair market value of a share of the Company's Common Stock on the date of grant. The options vested and became exercisable upon grant and have a term of five years. The Committee believes Mr. Krupa's compensation is reasonable.

        The foregoing Compensation Committee Report will not be deemed incorporated by reference by any statement incorporating by reference this Proxy Statement, or any portion thereof, into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 and shall not otherwise be deemed filed under such Acts.

                                        James A. Thole
                                        John F. DeBoer
                                        Frank I. Harvey
                                        ULTRA PAC, INC. COMPENSATION COMMITTEE

                        COMPARATIVE STOCK PERFORMANCE

        The following graph compares the cumulative total shareholder return, assuming $100 invested on January 31, 1992, as if such amount had been invested in each of: (i) the Company's Common Stock; (ii) the stocks comprising the Dow Jones Containers and Packaging Industrial Sector; and (iii) the stocks included in the Dow Jones Industrial Average. The graph assumes the reinvestment of all dividends. The Company has never paid dividends on its Common Stock. The prices for the Company's Common Stock are closing bid prices as reported by the Nasdaq Stock Market.

        The historical stock price performance of the Company's Common Stock shown below is not necessarily indicative of future performance. The graph below will not be deemed incorporated by reference by any statement incorporating by reference this Proxy Statement, or any portion thereof, into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 and shall not otherwise be deemed filed under such Acts.



                              [GRAPHIC OMITTED]


                               -------    -------     --------    --------
                               1/31/92    1/29/93     1/31/94     1/31/95
------------------------------ -------    -------     --------    --------
Ultra Pac, Inc.                 100         62           42         33
------------------------------ -------    -------     --------    --------
Dow Jones Containers and        100        105          108        100
Packaging Industrial Sector
------------------------------ -------    -------     --------    --------
Dow Jones Industrial Average    100        106          131        130
------------------------------ -------    -------     --------    --------


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


        Frank I. Harvey, a director of the Company, is an attorney with and a shareholder of the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd., which currently serves as legal counsel to the Company and served as legal counsel to the Company during the fiscal year ended January 31, 1997.

                        SHARE OWNERSHIP OF MANAGEMENT

        The following sets forth certain information as of the record date with respect to shares of Common Stock beneficially owned by each executive officer of the Company named in the Summary Compensation Table, each director of the Company and by all executive officers and directors of the Company as a group. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of Common Stock set forth opposite their respective names.


                                                Common Shares Beneficially
                                                --------------------------
Name of Beneficial Owner                             Number of Shares
------------------------                             ----------------
Calvin S. Krupa                                       414,050 (2)

James A. Thole                                        228,500 (3) (4)

Frank I. Harvey                                        17,110 (3) (4)

John F. DeBoer                                          7,500 (3) (5)

Thomas F. Rains                                        36,349 (6)

Bradley C. Yopp                                        30,000 (7)

All directors and executive officers of the           759,634 (8)
  Company as a group
  (7 persons)

----------------------------------------
*Less than 1%.
(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's or the group's right to acquire them as of April 22, 1997, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent of the class owned by the group.
(2)     Includes options to purchase up to 80,000 shares of Common Stock.
(3) Excludes options to be issued, effective immediately after the Company's Annual Meeting of Shareholders, for an additional 1,000 shares to each non-employee director elected.
(4)     Includes options to purchase up to 6,500 shares of the Common Stock.
(5) Includes options to purchase up to 6,500 shares of Common Stock and 1,000 shares owned jointly with Mr. DeBoer's spouse.
(6)     Includes options to purchase up to 17,500 shares of Common Stock.
(7) Includes options to purchase up to 27,000 shares of Common Stock and 3,000 shares owned jointly with Mr. Yopp's spouse.
(8)     Includes options to purchase up to 169,000 shares of Common Stock.

                             INDEPENDENT AUDITORS

        The Board of Directors has selected Divine, Scherzer & Brody, Ltd., as the Company's independent auditors for the fiscal year ending January 31, 1998. Representatives of Divine, Scherzer & Brody, Ltd., are expected to be present at the Annual Meeting of Shareholders with the opportunity to make a statement if they so desire and to respond to appropriate shareholder questions.